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17018573

SE
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AUG 29 2017
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chauner Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Dundee Road, Suite 903
(No. and Street)

Northbrook (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

9 Parkway North, Suite 200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

amb

OATH OR AFFIRMATION

I, Frank Chauner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chauner Securities, Inc., as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
PAMELA J REED
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/25/18

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAUNER SECURITIES, INC.

Northbrook, IL

AUDITED FINANCIAL STATEMENTS

Year Ended June 30, 2017

TABLE OF CONTENTS


MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Chauner Securities, Inc.

We have audited the accompanying statement of financial condition of Chauner Securities, Inc. (the "Company") as of June 30, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Chauner Securities, Inc. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.


MARCUMGROUP
MEMBER

The information contained in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Chauner Securities, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Deerfield, Illinois
August, 25, 2017

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF FINANCIAL CONDITION

Year Ended June 30, 2017

ASSETS

Assets	
Cash and cash equivalents	$ 184,688
Receivable from and deposit with clearing broker-dealer	54,132
Total Assets	$ 238,820

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 33,293
Due to related party	128,500
Total Liabilities	161,793
Stockholder's Equity	
Common stock, $.01 par value; 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in-capital	9,990
Retained earnings	67,027
Total Stockholder's Equity	77,027
Total Liabilities and Stockholder's Equity	$ 238,820

The accompanying notes to financial statements are in integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF INCOME

Year Ended June 30, 2017

REVENUES		
Private placements	$	743,848
Commissions		226,282
Mutual fund trails		22,869
Interest and dividends		3,706
		996,705
EXPENSES		
Commissions		585,993
Administrative fees		371,555
Regulatory fees		22,932
Legal and accounting fees		15,672
Bank fees		156
Other		99
		996,407
Net Income	$	298

The accompanying notes to financial statements are in integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended June 30, 2017

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, July 1, 2016	$ 10	$ 9,990	$ 66,729	$ 76,729
Net Income	-	-	298	298
Balance, June 30, 2017	$ 10	$ 9,990	$ 67,027	$ 77,027

The accompanying notes to financial statements are in integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

STATEMENT OF CASH FLOWS

Year Ended June 30, 2017

Cash Flows from Operating Activities:		
Net Income	$	298
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
Receivable from clearing broker-dealer		(2,052)
Commissions payable		5,635
Due to related party		(20,500)
Net cash used in operating activities		(16,619)
Cash and equivalents, beginning of year		201,307
Cash and equivalents, end of year	$	184,688

The accompanying notes to financial statements are in integral part of these statements

Business Activity

Chauner Securities, Inc. (the "Company") is a registered security broker dealer. The Company is a non-carrying broker dealer with no client securities or funds physically held or under the control of the Company. The Company's primary business is the structuring and marketing of private real estate securities and their entities primarily located in the United States of America.

Cash and Cash Equivalents

The Company recognizes cash and cash accounts with maturity dates of three months or less at the time of purchase as cash equivalents in the financial statements. Cash includes all cash balances deposited with local and national financial institutions.

Revenue Recognition

Revenue from private placement transactions are recognized at the time the transaction is consummated. Commission revenue and related commission expense arising from traded securities transactions are recognized when the service is provided. Mutual fund fees from trail commissions are recognized in the period it was earned from the issuer.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2017, the Company's net capital and required net capital were $74,641 and $10,786, respectively. The ratio of aggregate indebtedness to net capital was 2.17 to 1.

Revenue Concentrations

Approximately 90% of the Company's revenue was received through two customers.

Related-Party Activity

The Company has entered into an agreement with a related entity to share office space and administrative services. Rent, office services and other overhead amounts are allocated based upon the agreement between the respective parties. The Company incurred a total of $585,993 for shared administrative expenses and reimbursement for profit sharing and bonuses of the shared employees during the fiscal year. The related entity was due $128,500 at June 30, 2017.

Statement of Financial Condition Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

Income Taxes

The Company has federal and state net operating loss carryovers of approximately $15,000 and $17,000, respectively, which is available to offset profits in ensuing years until June 30, 2039. The Company fully reserves for its deferred tax assets resulting from these net operating loss carryforwards. The change in the valuation allowance was approximately $1,000.

For United States Federal and Illinois income taxes, the Company is subject to examination of tax returns for fiscal years ending after June 30, 2012.

CHAUNER SECURITIES, INC.

Northbrook, IL

Year Ended June 30, 2017

SCHEDULE I: COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

Aggregate Indebtedness		
Commissions payable	$	33,293
Due to related party		128,500
Total Aggregate Indebtedness	$	161,793
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	77,027
Deductions:		
Non-Allowable Assets		850
Haircuts on securities		1,536
Net Capital	$	74,641
Minimum of $5,000 or 6 2/3% of Aggregate Indebtedness	$	10,786
Capital in excess of minimum requirement	$	63,855
Ratio of aggregate indebtedness to net capital		2.17 to 1

There are no material differences between the proceeding computation and the Company's corresponding unaudited Part II of Form-X-17A-5 as of June 30, 2017

SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3
Chauner Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

SCHEDULE III: INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
Chauner Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

See Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Chauner Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Chauner Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Chauner Securities, Inc. stated that Chauner Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Chauner Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chauner Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
August 25, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
Chauner Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, the Securities Investor Protection Corporation (SIPC) Series 600 Rules, and related supplemental guidance, we have performed the procedures enumerated below, which were agreed to by Chauner Securities, Inc., and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7B) of Chauner Securities, Inc. (the "Company") for the year ended June 30, 2017, solely to assist you and SIPC in evaluating Chauner Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7B). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7B with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2017, with the Total Revenue amounts reported in Form SIPC-7B for the year ended June 30, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7B with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7B and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7B. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, Illinois
August 25, 2017

CHAUNER SECURITIES, INC.
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

August 9, 2017

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Chauner Securities, Inc. is a broker/dealer registered with the SEC and FINRA.
- Chauner Securities, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended June 30, 2017.
- Chauner Securities, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.
- Chauner Securities, Inc. has not recorded any exceptions to the exemption for the fiscal year ended June 30, 2017.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signed: 

Frank B. Chauner
President